UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
            (Amendment No. 1                    )



Name of Issuer: Hein - Werner Corp

Title of Class of Securities: common

Cusip Number: 423002104

Name, Address and Telephone Number of Person authorized to
receive notices and communications:   Kenneth E. Leopold,
Senior Attorney, c/o Neuberger&Berman, LLC, 605 Third
Avenue, NY, NY 10158

Date of Event  which requires Filing  of this statement:
July 22, 1997

If the filing person has previously filed a statement on
schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box X

Note: Six copies of this statement , including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13 D

CUSIP NO.  423002104

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Marvin Schwartz
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     42,000

8.Shared voting power
     0

9.Sole dispositive power
     42,000

10. Shared dispositive power
     218,753

11. Aggregate amount beneficially owned by each reporting
person
     260,753
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     9.46%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of Hein - Werner Corp (the "Company"). The Address of the principal executive offices of the company is 2120
N.Pewaukee Rd. P.O. Box 16006 Waukisha, WI 53188-2404.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Marvin Schwartz

B) The business address of Marvin Schwartz is: c/o
Neuberger&Berman, LLC, 605 Third Avenue, New York, New York
10158-3698.

C) Marvin Schwartz is a Principal of Neuberger & Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Schwartz individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. Schwartz and others. The firm of N&B has no voting or dispositive power regarding these shares.

D) During the last five years Marvin Schwartz has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Marvin Schwartz has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Marvin Schwartz is a United States citizen.


ITEM 3  Source and Amounts of Funds

Marvin Schwartz now owns 42,000 Shares for his personal account. Since the transactions reported in Mr. Schwartz's original Schedule 13D. Mr. Schwartz has purchased 4,800 shares for his personal securities account. The total 42,000 Shares were acquired in several open market transactions, purchased between February 10, 1997 and August 1, 1997 for the total purchase cost of $293,015, including transaction charges. Those shares acquired were purchased with his personal funds.

Please note that the 42,700 shares originally reported in the 13D filed on June 11, 1997 included 5,500 shares held in Mr. Schwartz's wifes account. These 5,500 shares were inadvertently included in Mr. Schwartz's total shares. Mr. Schwartz actually held 37,200 shares at that time. The 5,500 shares reported should have been included in the holdings of Mr. Schwartz's family.

In addition, Marvin Schwartz now beneficially owns 218,753 shares as follows:

218,753 shares are held in street name as a part of several accounts for the benefit of Marvin Schwartz's family. Marvin Schwartz is a beneficial owner of these 218,753 shares based on his discretionary and shared disposistive power over these accounts.


ITEM 4 Purpose of Transaction

Marvin Schwartz purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.


ITEM 5 Interest in Securities of the Issuer

A) Marvin Schwartz is the beneficial owner of 260,753 shares which represents 9.46% of the 2,757,230 shares outstanding.

B) Marvin Schwartz has the sole power to dispose of 42,000 shares and has shared dispositive power with regard to 218,753 shares. Marvin Schwartz has sole voting power with regard to 42,000 shares and has shared voting power with regard to 0 shares.


C) During the 60 days surrounding the event triggering this filing. Marvin Schwartz effected 10 open market transactions in the shares. The trade dates and prices are noted below:

     Trade Date     B/S  Shares         Price
     06/11/97  B    7,500          7.375
     06/12/97  B    7,500          7.5
     06/17/97  B    5,000          7.5
     07/09/97  B    5,000          8.125
     07/22/97  B    3,000          7.6667
     07/30/97  B    5,000          8
     07/30/97  B    5,000          8
     08/01/97  B    4,800          7.599
     08/06/97  B    2,200          7.5
     08/08/97  B    1,000          7.625


ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Marvin Schwartz and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:___________                  ___________________
                                   Marvin Schwartz